AEGIS ENERGY ADVISORS CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aegis Energy Advisors Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Grand Central, 155 East 44th Street, 6th floor
(No. and Street)

New York	Ny	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garfield L. Miller III — 212-245-2552 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





OATH OR AFFIRMATION

I, Garfield L. Miller III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aegis Energy Advisors Corp., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

GIUSTINO CILENTI
Notary Public, State of New York
No. 02CI6240824
Qualified in New York County
Commission Expires May 9, 2015 23

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AEGIS ENERGY ADVISORS CORP.

DECEMBER 31, 2020

TABLE OF CONTENTS

Independent Auditors' Report

517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712

berkower
Certified Public Accountants & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Aegis Energy Advisors Corp.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Aegis Energy Advisors Corp.** (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC
Iselin, New Jersey
February 28, 2021

Miami • Los Angeles • Cayman Islands

AEGIS ENERGY ADVISORS CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS		
Cash	$	1,077
Security deposit		3,000
Prepaid expenses		6,204
Total assets	$	10,281
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accrued expenses and other liabilities	$	54,042
Bank loans payable		103,509
PPP loan		27,900
Total liabilities		185,451
Commitments and contingencies		
Stockholder's equity		
Common stock, $1 par value, 510 shares authorized, issued and outstanding		510
Additional paid in capital		3,119,351
Accumulated deficit		(3,295,031)
Total stockholder's equity		(175,170)
Total liabilities and stockholder's equity	$	10,281

See notes to the financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Aegis Energy Advisors Corp. (the "Company"), incorporated in 1996 under the laws of Delaware, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides strategic and advisory services to clients in the global energy industry.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The Company keeps its books and prepares its financial statement on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue recognition
In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Advisory fees
The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled.

Cash and cash equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Income taxes
No provision for federal income taxes has been made, as the Company is an S Corporation and, as such, is not liable for federal income tax payments. The Company is subject to state income taxes at reduced rates as well as local income taxes. The Company prepares its tax returns on the cash basis of accounting. Such difference in accounting methods for financial accounting and income tax reporting give rise to deferred income taxes as discussed below.

The Company uses an asset and liability approach for financial accounting and reporting of deferred income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Employee lease costs
The Company has an agreement with an unaffiliated third party whereby such party acts as the employer for the purpose of payroll and benefits, and bills the Company for such employee compensation and benefit amounts. This agreement is cancelable upon thirty days prior written notice and the costs associated with this arrangement are recorded as incurred.

Uncertain tax positions
The Company adopted the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 "Accounting for Uncertainty in Income Taxes." As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2017 are no longer subject to examination by tax authorities.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. COMMITMENT AND CONTINGENCIES

The Company has a lease agreement for office space plus expenses for office administration, phone and maintenance. The lease agreement is on a month-to-month basis. Rent expense for the year ended December 31, 2020 was $66,065.

The Company received loan proceeds in the amount of $27,900 under the Paycheck Protection Program ("PPP") in August 2020 from Citibank, N.A. The PPP, established as part of the Coronavirus Aid, Relief & Economic Security Act ("CARES Act") provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1.00%, with a deferral of payments for the first six months. As of December 31, 2020, although the Company has used the proceeds for the purposes consistent with the PPP, this loan has not been forgiven, but we believe that will be the case in 2021.

4. LINE OF CREDIT

The Company has two revolving lines of credit with a financial institution, a $25,000 overdraft facility and a $110,000 business line of credit. Advances on the credit lines are re-payable on demand. The overdraft facility carries a fixed interest rate of 11.25%. The business line of credit carries an interest rate of 1.75% over the bank's prime rate, making an effective rate of 5% at December 31, 2020. As of December 31, 2020 the company has used $21,792 of the overdraft facility and taken advances against the line of credit in the amount of $81,717. The bank has a first lien position on all company assets to collateralize the line of credit.

5. INCOME TAXES

At December 31, 2020, the Company has available a net operating loss carry-forward of approximately $2,847,000 related to state and local income taxes expiring in fifteen years. The Company has recorded a deferred tax asset of approximately $262,000 on this carry-forward.

5. **INCOME TAXES** *(continued)*

A valuation allowance is recognized against deferred tax assets if it is more likely than not that they will not be realized in future years. Accordingly, a valuation allowance of $262,000 has been recorded against the deferred tax asset, which valuation allowance increased by that amount during 2020. The ultimate realization of a deferred tax asset is dependent upon the generation of future taxable income. Due to the difficulty in assessing the level of future taxable gains against which the deferred tax assets could be utilized, a valuation allowance for the full amount of the deferred tax asset has been recorded.

6. CONCENTRATION OF CREDIT RISK

The Company maintains all of its cash in financial institutions, which cash balances at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

For the year ended December 31, 2020, three customers accounted for substantially all of the Company's fee revenues.

7. EMPLOYEE RETIREMENT PLAN

The Company maintains a defined contribution retirement plan for its eligible employees (the 401(k) Plan). Employees are eligible to participate in the 401(k) Plan six months after their original date of service. Eligible employees are automatically enrolled in the 401(k) Plan at a 1% deferral rate, unless the employee elects otherwise. The Company makes contributions to the 401(k) Plan each payroll period, based upon a matching formula applied to employee deferrals (the Company match). Plan participants are eligible to receive the Company match after completing six months of continuous service. The Company match varies based on how much the employee elects to defer up to a maximum of 4.25% of eligible compensation. The Company match is invested identically to employee contributions and vests immediately in the participant accounts. The Company match amounted to $8,481 for the year ended December 31, 2020.

The Company maintains a Benefit Restoration Plan to supplement benefits provided under the 401(k) Plan to plan participants whose benefits are restricted as a result of certain provisions of the Internal Revenue Code of 1986. This plan provides for employee salary deferrals and employer contributions in the form of a company match.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2020, the Company had a net capital deficiency, of ($156,474), which failed to exceed the required minimum net capital of $10,503 by $166,977. Aggregate indebtedness at December 31, 2020 totaled $157,551. The Company's percentage of aggregate indebtedness to net capital was -100.69%.

9. GOING CONCERN

As an SEC-registered and FINRA member broker-dealer, the Company must maintain net capital on a daily basis in accordance with the SEC Uniform Net Capital Rule. The Company had a net loss of $259,747 for the year ended December 31, 2020, and as a result the member of the Company made capital contributions of $93,000 to fund expenses. It is the intention of the member to continue to support and operate the Company for the twelve-month period from the date that these financial statements are issued and contribute the necessary capital to maintain the operations, fund its ongoing expenses and meet the net capital requirements of the SEC's Uniform Net Capital Rule.

10. SUBSEQUENT EVENTS

Subsequent to the year ended December 31, 2020, the Company continued to remain under the minimum net capital requirement of $5,000, as defined by the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act. The Company is trying to cure the situation by generating new business and believes it will be successful in doing so in the near future. On January 8, 2021, the Stockholder made a capital infusion of $10,000 to continue to support the operation of the Company. In January 2021, the Company paid off its bank loan payable balance with fees received. In February 2021, the Company drew down a portion of its available credit line funds. On February 11, 2021, the Small Business Administration officially forgave the balance of the PPP loan.

Management has reviewed and evaluated all other potential impacts through the date the financial statements are available to be issued, and determined there are no other material events that would require disclosure in the Company's financial statements.